# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aura Minerals Inc., CIK 0001468642
CUSIP: G06973112
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: CRAIGMUIR CHAMBERS, BOX 71, ROAD TOWN TORTOLA, Virgin Islands British (D8), 000000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083532

## Reporting persons
- De Brito Paulo Carlos: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); sole voting power 39,838,685; shared voting power 0; sole dispositive power 39,838,685; shared dispositive power 0; aggregate amount beneficially owned 39,838,685 (47.68% of the class)

## Item 1. Issuer
Name of issuer: Aura Minerals Inc.
Address of issuer's principal executive offices: c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Paulo Carlos de Brito (the "Reporting Person"). The Reporting Person is a shareholder of the Issuer.
Address of principal business office or, if none, residence: The principal office and business address of the Reporting Person is c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States.
Citizenship: See row 4 of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of the cover page to this Schedule 13G.

All ownership percentages assume that there are 83,534,506 common shares outstanding as of September 30, 2025, as reported by the Issuer to the Reporting Person.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person. The 39,838,685 common shares are held of record by Northwestern Enterprises Ltd. ("Northwestern"). All of the outstanding share capital of Northwestern is in turn held by Sercor Ltd. ("Sercor") and all of the outstanding share capital of Sercor is in turn held Bergnol Holding Ltd ("Bergnol"). Paulo Carlos de Brito is the sole shareholder of Bergnol.

Paulo Carlos de Brito disclaims any beneficial ownership of the shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Percent of class: See row 11 of the cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See row 5 of the cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See row 6 of the cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See row 7 of the cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See row 8 of the cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- De Brito Paulo Carlos: /s/ Paulo Carlos de Brito, Paulo Carlos de Brito (11/05/2025)